Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

VXZ
iPath® S&P 500 VIX Mid-Term FuturesTM ETN
ETN Description
The iPath® S&P 500 VIX Mid-Term FuturesTM ETN (the “ETNs”) is designed to provide investors with exposure to the S&P 500 VIX Mid-Term FuturesTM Index Total Return. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index.
An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.
Index Description
The S&P 500 VIX Mid-Term FuturesTM Index Total Return (the “Index”) is designed to provide access to equity market volatility through CBOE Volatility Index® futures. The Index offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts and reflects market participants’ views of the future direction of the VIX index at the time of expiration of the VIX futures contracts comprising the Index. Owning the ETNs is not the same as owning interests in the index components included in the Index or a security directly linked to the performance of the Index.
ETN Details
Ticker VXZ
Intraday Indicative Value Ticker VXZ.IV
CUSIP 06740C519
ISIN US06740C5195
Primary exchange NYSE Arca
Investor Fee Rate1 0.89% per annum
Inception date 1/29/2009
Maturity date 1/30/2019
Issuer Barclays Bank PLC
Callable ETN No
Index Details
Index name S&P 500 VIX Mid-Term FuturesTM Index TR
Composition Futures on S&P 500 VIX
Number of components 4
Bloomberg Index ticker SPVXMTR
Index inception date 1/22/2009
Index sponsor S&P Dow Jones Indices, LLC
1 The investor fee rate per ETN is 0.89% per year. The investor fee on the inception date was zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) the investor fee rate times (2) the closing indicative note value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding business day.

VXZ

Cumulative Return


25%
0%
-25%
-50%
-75%
-100%
Jan 10
Jan 11
Jan 12
Jan 13
Jan 14
iPath® S&P 500 VIX Mid-Term Futures™ ETN
S&P 500 VIX Mid-Term Futures™ Index TR

Source: S&P Dow Jones Indices, LLC, BlackRock (based on daily returns since ETN inception date; 01/29/09-06/30/14).

Index Composition


CBOE VIX FUTURE DEC 14 33.75%
CBOE VIX FUTURE NOV 14 32.91%
CBOE VIX FUTURE JAN 15 16.69%
CBOE VIX FUTURE OCT 14 16.65%

Source: S&P Dow Jones Indices, LLC, as of 6/30/2014. Index composition is subject to change.

Annualized Performance, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Since ETN Inception 01/29/09 Return % Annualized	Standard Deviation % Annualized[2]	Index Correlations[3]
iPath® S&P 500 VIX Mid-Term Futures™ ETN	-16.37	-19.80	-45.16	-36.93	-31.86	-31.72	20.87	1.00
S&P 500 VIX Mid-Term Futures™ Index TR	-16.19	-19.45	-44.67	-36.37	-31.26	-31.10	32.36	1.00
S&P 500® TR Index	5.23	7.14	24.61	16.58	18.83	19.36	13.40	-0.71
MSCI EAFE TR Index	4.09	4.78	23.57	8.10	11.77	14.09	19.16	-0.72
MSCI Emerging Markets TR Index℠	6.60	6.14	14.31	-0.39	9.24	16.15	17.05	-0.60
Barclays U.S. Aggregate Bond TR Index	2.04	3.93	4.37	3.66	4.85	4.99	2.85	0.22
Bloomberg Commodity Index Total Return℠	0.08	7.08	8.21	-5.17	1.99	3.75	15.02	-0.45

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets Index℠ is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total Return℠ reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

[2] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/09-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[3] Correlations based on monthly returns for 06/09-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

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VXZ
Benefits Risks
May provide portfolio diversification and completion* No principal protection
Ability to execute tactical views Credit risk of the issuer
Interest Rate Management Concentration of index exposure
Hedging Tool Minimum number of ETNs required to redeem directly with issuer**
Exchange listed Market risk
Daily redemption capabilities directly to issuer** Yearly fee and applicable costs
No tracking error to their specified underlying index***

*	Diversification does not protect against market risk.

** Subject to notification requirements described in the applicable prospectus, a holder must redeem at least 50,000 iPath ETNs of the same series at one time in order to exercise the right to redeem the ETNs on any redemption date.
*** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price.
Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.
Selected Risk Considerations
An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The
ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.
Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.
Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.
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VXZ
A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
The S&P 500 VIX Futures Indices are products of S&P Dow Jones Indices LLC (“SPDJI”). S&P®, S&P 500®, and “S&P 500 VIX Short-Term FuturesTM, “S&P 500 VIX Mid-Term FuturesTM” and “S&P 500® Dynamic VIX FuturesTM” are trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed to S&P Dow Jones Indices LLC (“SPDJI”) and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the
ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 VIX Futures Indices to track general market performance.
© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0740-1014
Not FDIC Insured—No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com
iP-VXZ-I0614